Fossil Group, Inc.
901 S. Central Expressway
Richardson, Texas 75080

September 28, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re:	Fossil Group, Inc. Registration Statement on Form S-3, as amended File No. 333-259352

Ladies and Gentlemen:

Fossil Group, Inc., a Delaware corporation, pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests that the effective date for the above-referenced Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on September 7, 2021, as amended by Amendment No. 1 filed with the Commission on September 24, 2021, be accelerated to September 30, 2021 at 12:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

If you have any questions, or require any additional information, please do not hesitate to call Garrett DeVries at (214) 969-2891 or Cynthia Mabry at (713) 220-8130 of Akin Gump Strauss Hauer & Feld LLP, and please contact either of them by telephone call when this request for acceleration has been granted.

Very truly yours,

Fossil Group, Inc.

By:	/s/ Randy S. Hyne
Name:	Randy S. Hyne
Title:	Vice President, General Counsel and Secretary

cc:          Garrett DeVries, Akin Gump Strauss Hauer & Feld LLP

Cynthia Mabry, Akin Gump Strauss Hauer & Feld LLP